EXHIBIT 1

Cliffs Natural Resources, Inc.
Second Quarter 2014 Earnings Conference Call
July 24, 2014

Operator:

Good morning, ladies and gentlemen. My name is Michelle and I am your conference facilitator today. I would like to welcome everyone to Cliffs Natural Resources 2014 Second Quarter Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session.

At this time, I would like to introduce Jessica Moran, Director, Investor Relations. Ms. Moran, kindly proceed.

Jessica Moran:

Thanks, Michelle. I’d like to welcome everyone to this morning’s call. Before I turn the call over, let me remind you that certain comments made on today’s call will include predictive statements that are intended to be made as forward looking within the Safe Harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially. Important factors that could cause results to differ materially are set forth in reports on Forms 10-K and 10-Q, and news releases, filed with the SEC, which are available on our website.

Today’s conference call is also available and being broadcast at cliffsnaturalresources.com. At the conclusion of the call, it will be archived on the website and available for replay.

We will also discuss the results excluding special items, which is a non-GAAP financial measure. A reconciliation, for Regulation D purposes, can be found in our earnings presentation which is posted on our website at cliffsnaturalresources.com.

Joining me today are President and Chief Executive Officer, Gary Halverson; Executive Vice President and Chief Financial Officer, Terry Paradie; and Executive Vice President, External Affairs, and President, Global Commercial, Kelly Tompkins.

At this time, I’ll turn the call over to Gary to discuss our second quarter results.

Gary Halverson:

Thanks, Jess, and thanks to everyone for joining us this morning. The second quarter’s results were solid. Year-over-year capex was down over $200 million, costs were lower in every segment, and liquidity is up 20%, all while we experienced significant pricing pressure and the residual effects of first quarter’s unprecedented cold weather, which impacted sales tons.

Before I cover the quarter’s results in detail, I’ll briefly discuss the current status of the proxy contest as we approach our Annual Meeting on July 29th.

Last week, three proxy advisory firms issued their recommendations for how shareholders should vote at the Annual Meeting. It is important to highlight that all three firms were clear and unanimous on one key point-Casablanca nominees should not constitute a majority of Cliffs’ Board. In response to the proxy advisory firms’ recommendations, we reduced our directors slate to seven individuals, to provide our shareholders a way to vote in line with both ISS and Glass Lewis recommendations of providing Casablanca with minority representation. We are extremely pleased that Glass Lewis revised its analysis and now recommends shareholders vote for all of Cliffs’ nominees on the WHITE proxy card.

We issued a press release this morning with additional detail on this recommendation, but it is important to note that Glass Lewis reiterated our concern that Casablanca can use cumulative voting, which enables shareholders to aggregate their votes towards one or more nominees, to its advantage to elect a majority of the Board. As we have previously raised, if most shareholders vote the GOLD card, we believe it is almost certain that not four but all six of Casablanca’s nominees would be elected, constituting a majority of Cliffs’ Board. This is not the intended outcome recommended by any of the three proxy advisory firms. By voting our new WHITE card, Casablanca will gain significant representation on the Board, with four seats, but will not gain a majority of your Board.

Replacing a majority of the members on the Board will have a number of significant impacts to the Company, of which we do not believe are in the best interest of our shareholders. With Casablanca having a majority of your Board, we believe they will put Lourenco Goncalves in place as CEO and carry out what we believe is a short-term orientated plan to liquidate assets in this very low pricing environment.

Operating Cliffs’ business is a lot easier to run in a $120 iron ore environment. The true management teams are tested in the sub $100 pricing environment that we are currently facing. Now is not the time to liquidate assets. It is a time to lower asset costs and capital profiles to preserve their longer-term value. Since joining Cliffs, our management team and Board have a nine-month track record of taking decisive actions to do just that. Shareholders have a critical choice to make in the coming days about the future of Cliffs and I urge all shareholders to carefully consider their vote.

With that aside, I would like to highlight some of the actions we took during the quarter to navigate through this challenging pricing environment.

First, we worked with our banking partners and received unanimous support to amend our $1.75 billion revolving credit facility. This amendment will enable us to continue making prudent decisions by enhancing our financial flexibility, the details of which Terry will discuss later in the call.

We also announced an additional $100 million cut to our full-year capex outlook, lowering our total expected spending by approximately 65% from 2013’s full-year results. The decrease impacts all of our reporting segments, with Bloom Lake and North American coal representing 75% of the reduction. We will continue reviewing opportunities to further reduce our cap ex spending without compromising safety, the environment or production.

During the quarter, we also reported decreased year-over-year SG&A and exploration expenses, and lowered cash cost per ton rates across all reporting segments, as well as reduced our cash cost per ton outlook for both APIO and Bloom Lake.

You know, based on my 30 years of experience in operating high fixed costs and capital-intensive mining assets through previous commodity cycles, all of the actions we took this quarter, and will continue to take as needed, will enable us to navigate this much lower pricing environment.

Looking to the end markets for our products, in China, demand for steel-making raw materials has remained strong, as crude steel production has increased by approximately 3% year-over-year. As expected, the incoming seaborne supply for both iron ore and met coal has outpaced current demand, resulting in a year-over-year price decrease of 19% in iron ore and 30% in met coal.

Specifically, with iron ore, one development that appears to be sticking is an increased discount for sub 62% iron products. We believe this is the result of significantly more volume of low-grade material being dumped into the marketplace by certain Pilbara iron ore producers. Despite this, we are encouraged by China’s second quarter annualized GDP growth of 7.5%, indicating that the demand for our products should remain steady, as Chinese policies look to be on track to support this growth rate through at least the remainder of the year.

In the US, we expect the demand for our iron ore pellets will continue to be very strong for the balance of the year, as steel producers catch up from the tough winter, and will be supported by the broader improvements in the labor market, construction activity and motor vehicle production.

Now, turning to the performance of our business segments during the quarter, in US iron ore, the residual impact of the tough winter season resulted in second quarter sales volume decreasing 24% to 4.3 million tons. This volume decline was primarily driven by the delay in the start of the 2014 shipping season due to ice on the Great Lakes. Vessels were required to have Coast Guard escorts in the second week of May, which is about half a quarter later than in previous years. Despite the late start to the shipping season, I’m pleased to report that we shipped nearly 3 million tons in the month of June, and July shipments to date are very strong, a clear sign that normal shipping conditions have returned. Maintaining shipments even close to the June’s pace for the remainder of the year increases our confidence we can reach our revised sales guidance of 22 million tons and restore customer inventories to adequate levels by year end.

Pellet inventories at our customers’ steel mills remain tight, but they are improved from the critically low levels seen in the first quarter. On the DRI front, as we’ve previously discussed, we continue to believe that this market will develop in the Midwest over the next three to five years and we will be the go-to supplier of DR-grade pellets. Although we cannot comment on any specific companies, we are encouraged by the number of parties conducting feasibility studies on Midwest DRI facilities. We will continue to explore the right level of participation in this market, ranging from supplying DR-grade pellets from our North Shore facility to an equity-based joint venture, if it meets our investment criteria.

Turning to Eastern Canadian iron ore, second quarter year-over-year sales volume increased 3% to 2 million tons and reflected Bloom Lake concentrate sales only. Bloom Lake’s second quarter 2014 sales volume increased 33% versus last year’s comparable quarter and was a record quarter for tons shipped. Further, Bloom Lake’s sales volume increased 11% in the first half of 2014, versus 2013. The second quarter sales volume increase was driven by improved production rates and the timing of vessel shipments, and this was partially offset by the absence of sales from our idled Wabush mine, which shipped half a million tons in the prior year’s second quarter.

Over the last few months, we’ve have been evaluating several strategic alternatives for Bloom Lake, ranging from possible equity partners to a potential sale of the entire asset. To date, we have talked to a number of parties and will continue this process to find the best possible solution to maximize the value of the asset for the benefit of all shareholders. Not surprisingly, the current pricing environment is challenging, but the quality of the asset in terms of product spec and expansion opportunities are attractive.

In the meantime, we are relentlessly focused on optimizing Phase 1, which is demonstrated in our improved results quarter-over-quarter. We have updated the geotechnical data assumptions and compiled a new block model for Bloom Lake’s ore body. As a result of this new model, reserves associated with higher stripping requirements were removed from the long-term mine plan. While this slightly decreases Bloom Lake’s reserve base, and thus mine life, it has a very favorable impact on strip ratios and, consequently, costs. The result is a life-of-mine strip ratio of 0.86, compared to a previous ratio of 1.30. Based on this new data, the team will also be revising the feasibility study for Phase 2 to better understand the project’s new investment profile.

Efficiencies from this improved pit design carry over into the processing plant, as well. This includes the modifications of the feed slurry distribution, improvement of screening efficiency, and installation of spiral repulpers to enhance water flow, to name a few. Given all of these improvements at Bloom Lake, we are expecting improved cash costs of below $80 per ton in the second half of this year. This is reflected in our lower full-year cost per ton expectation at Bloom Lake of $80 to $85 from our previous expectation of $85 to $90. I am extremely pleased with our work the team has done in getting to this point and I’m excited to tell you and to report to you on the execution of this in future quarters.

In addition to our lower cash cost, consistent product availability has allowed us to revise our full-year sales and production volume expectations to the higher end of a previous range of 6 million to 7 million tons. This includes approximately 750,000 tons from Wabush, with Bloom Lake making up the remainder. The additional sales tons from Wabush represents the residual inventory that will be sold in the third quarter.

Turning to Asia Pacific iron ore, second quarter sales volume decreased 3% to 2.9 million tons, from 3 million tons in the prior year’s comparable quarter. This was driven by the timing of vessel shipments. On the cost side, this operation just continues to outperform. The second quarter’s cash cost per ton results marked the operation’s fifth consecutive quarter of lower cost. We have received some help from favorable currency movements, but the primary contributor, by far, has been the mining efficiencies we’ve implemented that continue to drive costs out of the operation. Specifically, we reduced mining activity costs by $11 million during the quarter. We also revised our expected full year sales volume to the higher end of our previous range. While we believe 11 million tons is very achievable for the year, we are mindful that union negotiations at the Port of Esperance are ongoing. We do, however, have strategies in place to continue railing product if work stoppages do occur.

Now, turning to coal, our second quarter sales volume decreased 2% to 2 million tons, from 2.1 million tons last year. This was attributable to lower sales to certain customers due to lower demand met coal, partially offset by increased low-vol met coal exports and increased thermal sales. As coal market conditions remain challenging, we continue to review our internal run-versus-idle cash flow analysis for each mine site and we believe that idling Pinnacle mine is increasingly likely, given the current market conditions. As such, during the quarter, we issued a warn notice announcing a potential idle to our employees. We will continue to monitor the pricing environment and must see constructive pricing emerge before we enter into discussions with customers for 2015 nominations. Based on this, we are revising our North American coal sales and production volume expectations to the lower end of our previously expected range of 7 million to 8 million tons. We do not anticipate any increases to our 2014 North American coal cash cost per ton outlook if Pinnacle is idled.

In closing, I’m proud of what our team has accomplished in light of the weaker pricing this quarter. We’ve gained a tremendous amount of traction in controlling what we can control. Our capital budget is drastically reduced, costs are down, liquidity is up, and Bloom Lake is showing continued operational progress. We know how to operate and extract value from our assets, and we’ve been doing it for 167 years.

So, with that, I will turn it over to Terry to discuss our financial results.

Terrance Paradie:

Thank you, Gary. I’d like to start by reviewing some of our new features of our amended revolving debt agreement, which will be in place until October of 2017. Given the declining pricing we saw during the quarter, we took proactive measures to manage our debt profile in order to enhance our liquidity. On June 30th, we announced amendment to our 1.75 billion revolving credit facility, with the unanimous support of the lender group. The prior leverage covenant ratio of debt to EBITDA of less than 3.5 times was replaced with a debt to capitalization ratio of less than 45%. Additionally, the amendment increases the current EBITDA to interest coverage covenant to a minimum requirement ratio of 3.5 times, a level we are currently well above. Other changes include the establishment of a net leverage incurrence ratio related to dividend increases, share repurchases, investments and acquisitions, as well as a tighter restriction on the Company’s ability to issue priority debt.

Our ability to successfully execute this amendment without reducing the facility’s borrowing capacity, increasing the interest rate, or shortening maturity, reinforces the strength of our banking partner relationships and the confidence they have in our current management team. We also believe this is their endorsement of the underlying fundamentals of our long-term strategy. The primary benefit of this agreement is that it enables us to be more resilient in volatile iron ore and met coal pricing environments.

Despite a year-over-year decline in pricing, we ended the quarter with over $1.8 billion in total liquidity, a 20% increase, compared to the prior year’s second quarter. This is the result of having a higher cash balance of $360 million and lower amounts drawn under our existing credit facilities of $370 million. In addition to the amendment, our continued success in cutting capital, overhead and operating costs has been important to maintaining a strong liquidity position.

Turning now to the P&L, consolidated revenues for the quarter were $1.1 billion, down $388 million from the prior year. Lower market pricing impacted our second quarter revenues by $187 million, with the remainder driven by lower sales volumes, most notably from the delayed start in the US shipping season. Cost of goods sold decreased 17% to $1 billion year-over-year, largely driven by the absence of $95 million in Wabush costs and $64 million related to slower sales volumes.

Consolidated sales margin for the quarter decreased to $92 million, which included $18 million in lower costs or market adjustments, $15 million of which related to North American coal and the remainder related to the Wabush inventories.

Our second-quarter SG&A and exploration expenses were $56 billion. Excluding severance and proxy contest related costs, second-quarter 2014 SG&A and exploration expenses decreased $15 million, or 24%, when compared to the year ago quarter. Our second quarter miscellaneous net expense increased to $40 million and included $25 million in Wabush related costs, $14 million related to the minimum take-or-pay volume commitments with the QS&L rail line as a result of our Bloom Lake’s delayed expansion, and $11 million related to unfavorable foreign currency exchange remeasurements. Excluding some of these special items incurred during the quarter, EBITDA from our core operations was approximately $195 million.

Second quarter 2014 results included an income tax benefit of $69 million versus an expense of $9 million reported in last year’s second quarter. The increase was mainly attributable to the operating loss in the quarter versus operating income in the prior year second quarter. The magnitude of the tax benefit was driven by the accounting around how to record taxes when your interim period year-to-year loss is larger than what you expect full year results will be. This was primarily driven by the normal seasonality in our business and the weather’s impact on the US shipments during the first half of the year. We still expect our cash tax rate to be approximately 24% for the full year.

Turning to our business segment performance, revenues per ton decreased in all of our four business segments year-over-year, primarily driven by 90% lower market pricing for iron ore and reduced market pricing for met coal. As expected, on a percentage basis, the decrease in USIO’s revenue per ton of 3% to $106 was the smallest, compared to the seaborne-exposed iron ore segments. This was largely driven by long-term supply agreements that helped to mitigate seaborne iron ore price volatility. In addition to lower seaborne pricing, we realized lower pricing from certain customer contracts, which was partially offset by a favorable customer mix.

In ECIO, while revenue per ton decreased 21% to $87, Bloom Lake’s revenue per ton only decreased 15% year-over-year. The ECIO’s prior year revenue per ton included pellet premiums associated with Wabush’s product. At Bloom Lake, the impact from lower market pricing was partially offset by the favorable effects of lag pricing from Japanese customers of approximately $8.00 per ton.

Also, Bloom Lake realized approximately $9.00 per ton for its premium iron content during the second quarter of 2014.

In APIO, revenue decreased 26% to $80 per ton. In addition to lower seaborne market pricing, revenue per ton was unfavorably impacted by more contracts being priced at the point of discharge versus loading, as well as foreign exchange hedging losses and higher freight rates. Also, APIO realized an $8.00 per ton lump premium during the quarter, which makes up approximately 50% of its volume.

For our updated full year revenue per ton, we are using the year-to-date average iron ore price of $112 per ton as the underlying seaborne iron ore assumption.

In USIO, we have maintained our expected full year revenue per ton range of $100 to $105. The revenue sensitivity for every $10 per ton change in Platts seaborne iron ore pricing for the remainder of the year is approximately a $1.00 per ton impact to our expected USIO revenue realization.

We are lowering both ECIO’s and APIO’s revenue per ton expectation by $10 per ton, to $85 to $90. This decrease is largely driven by the lower year-to-date average iron ore price and the lower iron ore price assumption used for the remainder of the year. Also, ECIO’s revenue per ton outlook excludes the expected increase in Wabush sales volume, which is currently selling at lower rates and higher discounts. APIO’s outlook reflects the new market discounts of about $6.00 per ton that Gary mentioned earlier. For North American coal, we are lowering our full year revenue per ton expectation by $5.00, to $75 to $80 per ton, reflecting a lower market pricing for met coal. We currently have approximately 76% percent of our sales volume priced at approximately $80 per short ton at the mine.

Our segments’ cash cost results, which Gary mentioned earlier, were lower across the entire business. In USIO, second quarter cash costs were $67 per ton, down 1% from the prior year’s comparable quarter. This was driven by the absence of idle costs at the Empire and North Shore mines, which were partially idled in the second quarter of 2013. This was slightly offset by increased energy rates and higher maintenance costs. For the full year, we are maintaining our cash cost expectation in USIO of $65 to $70 per ton.

Second quarter costs in ECIO were $87 per ton and reflected a cost from both Wabush and Bloom Lake mines. Bloom Lake’s cash costs were $84 per ton, compared to $87 per ton in the prior year’s comparable quarter. The per-ton decrease is primarily as a result of favorable foreign exchange rate variances and the reduction in spending on external services. This was partially offset by the impact of expensing approximately $8.00 per ton related to the west pit mine development during the second quarter of 2014, versus capitalizing these similar costs in the previous periods.

In APIO, second-quarter cash costs were $53 per ton, down 16% from the year ago quarter. The decrease was primarily due to improvements across the operation, including pit redesigns, an overhaul of the mobile maintenance strategy, mining efficiencies and logistics costs, as well as a favorable foreign exchange rate variance of $2.00 per ton.

In our North American coal segment, cash costs were $83 per ton, a 6% decrease from the prior year’s first quarter, and included $7.00 per ton in lower costs or market inventory adjustments. Excluding this, cash costs per ton decreased 14% to $76, which was driven by a continued focus on improving operating efficiencies. We are maintaining our full year cash cost per ton expectation of $85 to $90 per ton.

On a consolidated basis, we successfully reduced our second quarter capital expenditures by $210 million, or 77%, to $61 million. The decrease was primarily driven by lower spending at Bloom Lake where the team remains very focused on extracting value from the operation’s first phase. For the full year, we are maintaining our recently lowered capital expenditure outlook range of $275 million to $325 million. We are also maintaining our expectations for full year SG&A and exploration expenses of approximately $200 million, excluding severance and proxy contest related costs.

In closing, as CFO, I have continued to be impressed by the team’s ability to deliver year-over-year cost savings. Every quarter, it seems like we’re finding more ways to lower our overall cost profile. Looking ahead, I assure you that these cost-cutting and asset-optimization efforts will continue and we will successfully navigate business through the volatility and uncertainty.

With that, Jess, I think we’re ready to open the call for questions.

Jessica Moran:

That concludes our prepared remarks for today’s call. Michelle, please open the lines to begin our question answer session.

Operator:

At this time, I would like to ask anybody who’d like to ask a question to please press star, one on your telephone keypad. Again, that is star one on your telephone keypad.

Your first question comes from Brian Yu from Citi. Your line is open.

Brian Yu:

Great, thanks. Good morning, Gary. I’ve got a question just regarding your earlier comments on the strip ratio and how you revised the life-of-mine plan. So, relative to the 0.86 average, where are you guys now and where do you plan to be in the back half of the year? Is that a contributing factor to taking cash costs below $80 a ton?

Gary Halverson::

Yes, it’s actually one of the biggest drivers, Brian. We started off the year just above 2, by the end of Q2 we were down to 1.6. The majority of the knockdown actually is into the second half of this year, where we’ll be around 0.9 on the strip. That’s a big impact on a yearly value. You’re looking at, on a year-over-year basis, about 25 million tons of differential.

Brian Yu:

Okay, and then the second question, also on Bloom, is as you look at where you could take cash costs down to-you know, price realizations tend to be somewhere around $25, give or take, below the IODEX Index, and then you’ve also got sustaining cap ex. Is there a level that you guys have in mind where Bloom Lake could break even on a free cash basis, in terms of the iron ore price, that would make you kind of continue to press forward with the mine?

Gary Halverson:

Yes, I mean, there’s a number of factors to go in there, like the iron content premiums, and, as you said, freight costs and currency rates, so it’s not just an iron ore price itself on the Platt side, but our focus has really been about driving these costs down into the ‘70s and we’re starting to see that with a number of improvements and consistencies in the processing plant, and some of the bigger items, with the redesign of the pit, reducing the number of roads we have and steepening wall angles in the redesign. So, again, I think, just to put it in a nutshell, we’re just driving those costs down and keeping that capitalized level to a minimum and driving that forward.

Brian Yu:

Okay. Thanks.

Operator:

Our next question comes from Timna Tanners from Bank of America Merrill Lynch. Your line is open.

Timna Tanners:

Yes, hi, good morning.

Gary Halverson:

Good morning.

Terrance Paradie:

Hi, Timna.

Timna Tanners:

I wanted to just make sure I understood why the lower end of volume on the US iron ore guidance and the higher end of coal volumes, given the potential closure of Pinnacle.

Jessica Moran:

They’re actually at lower end of the coal volume.

Timna Tanners:

Okay, but they didn’t fall further. I was just surprised. So, is there any guidance on that? Is the iron ore in the US because of exports or is it because of domestic mills?

Gary Halverson:

Kelly?

Kelly Tompkins:

I think, importantly, we’ve reaffirmed a bit at the low end of the guidance, but based on where we’ve seen sales volumes in June and what we’ve seen so far in July, we’re very confident that we can meet the sales volume expectations that we’ve set out. We’ll still have, you know, a little over half million tons of export that we’re going to also keep the option, if we can place that with some of our domestic customers, we’d certainly prefer to do that.

Gary Halverson:

And, as Jessica pointed out, Timna, on the coal volumes, it’s really as a result of-we were at 7 million to 8 million, and as a result of the idling of Pinnacle, we’re going to the lower end of the range at this point.

Jessica Moran:

Yes, you can imagine we have inventory on the ground, so even if we do idle Pinnacle, we can sell a lot of the inventory at Pinnacle mine.

Timna Tanners:

Okay, I just wanted to clarify that. Then, my only other question was on the US iron ore segment, which is an important part of your Company. There have been some developments with moving from potentially four customers to three, with AK and Severstal looking to consolidate, and also some weakness with the recent filing from Algoma, so I’m just wondering if you could comment on your customer base.

Kelly Tompkins:

Sure, Timna. It’s Kelly. I’ll take the second one first. The Algoma filing, actually, we see that as an incremental positive. We’ve been working very closely with Algoma all year, given their challenged financial condition, but the filing that they made, which is really to firm up their new capital structure, importantly, doesn’t reorganize or restructure our supply contract, so we really think what will result is a healthier Algoma post financial reorganization. So, again, that’s net a positive.

As to the AK Steel/Severstal announcement, we’re encouraged to work with AK Steel-both Severstal and AK are great customers-we look forward to having a dialogue with AK Steel. The fact is the contracts, although we don’t talk about particulars, are very similar in many respects. They’re long-term contracts, they’re similarly formulate price based, and the contracts, really, the way we structure these, they run with the blast furnace. So, you know, we expect to sit down in due course with AK and I look forward to coming up with what will be a mutually beneficial commercial relationship going forward.

Timna Tanners:

Okay. Thanks.

Operator:

The next question comes from Mitesh Thakkar from FBR Capital Markets. Your line is open.

Mitesh Thakkar:

Good morning, everybody.

Gary Halverson:

Good morning, Mitesh.

Mitesh Thakkar:

You have made some progress with respect to Bloom and redoing the mine plan and improving the strip ratio, and you gave some color around reduction in the mine life. Can you quantify that, how much reduction in mine life are we talking about? When you think about it from a long-term cost perspective, you know, iron ore prices have been coming down, and so the target is kind of a little bit more in towards the lower end, how should we think about that, and as you put long-term costs into perspective?

Gary Halverson:

Sure. You know, the net effect on the reserve base is on the order of 20% percent, overall. We were in 30 plus years on structure, so you could factor it down by that. I think the more important thing is it’s fairly significant-when you talk about a reduction over that time period of about 20 million less tons per year, you know, on the order of $3.00 per ton, it’s pretty significant, and combine that with other optimizations that we’re doing. We do want to drive that number into the lower end, in the $70 to $80 market. So, are we done yet? No. There’s a number of other changes and optimizations that we’ll look at. The true unlocking of the value of this for the long term is really about the partnering process and how we can take on the extra volume capacity, knowing we have a high fixed overhead cost. So, as we get into that and unlock that value, that continues to drive down the pricing. That’s how I’d look at it.

Mitesh Thakkar:

Great. Just looking at Australia again, you know, you guys lowered the cost expectations there, too. Can you fill in some of the buckets? How she would look at the $5.00 or so of change? How much of that is royalty and how much of that is changes to the maintenance and stuff like that?

Gary Halverson:

Well, it was a combination. The majority of that was related to the optimization, and that’s been carrying on since we upped our profile there to 11 million tons per year as an annualized rate, so a lot of the change is again focusing on the open pit design changes, really steepening wall angles, reducing the amount of material that we’re moving, and stockpile management, has helped us to get a more consistent product and make sure that we’re hauling the right materials. Also, our development, you know, simple things, like where original design work was for a two-lane haul road, we’ve gone down to single haul road with passing lanes, and those things just start adding up as you think differently like that, and the other one was, really, we had set this up as a region, it’s set up now as a single mine, and with that mine, everybody’s focused on the operational side, so the overheads have really come down over the last six months.

I don’t know, do you have more, Terry?

Terrance Paradie:

No, I think that’s right, Gary. I think, from a royalty perspective, obviously, as price comes down, it has a little impact, but the majority is what Gary talked about.

Mitesh Thakkar:

So, is it part of the …(cross talking) … I’m sorry, go ahead.

Terrance Paradie:

There’s $2.00 a ton of FX that’s favorable, as well.

Mitesh Thakkar:

Is it fair to say most of those changes you made are sustainable both in Australia and in Canada?

Gary Halverson:

Oh, definitely. Yes, this was for life of mine, we’re doing these changes. We’re redesigning pit optimizations. We’re also heading into the US operations and looking at some of those same features, as well. It’s a common look at how we run sequencing of pit designs and updating those with current cost information, or pricing information allows us to continue to optimize those pits.

Mitesh Thakkar:

Perfect. Thank you very much, guys, and good luck.

Gary Halverson:

Thanks.

Operator:

The next question comes from Sal Tharani from Goldman Sachs. Your line is open.

Sal Tharani:

I just wanted to go over on your US capacity. You have a long-term contract with AK Steel, Severstal, Algoma, and also one contract, I believe, has been rolled over for a couple of years, and then one is coming up. I was just wondering, if all of these contracts remain in place, what capacity are we looking at over the next few years? If the demand increases, do you have capacity to raise your production in the US?

Gary Halverson:

We’ve increased our capacity from 2013 to ‘14, with the expansion and bringing our lines back on certainly at North Shore, and then the other one being Empire back online, and depending on how we look at Empire with-the current plan is to run that into the 2017, but along with that, there are different opportunities that we can take advantage of with our partners, but more detail, maybe Kelly can share that.

Kelly Tompkins:

Yes. So, I mean, I think the other way to look at it is, really, where do we end up in terms of, you know, mix going forward and where we place tons, and that’s to say we are looking still very optimistically at the DR pellet opportunity, which, in due course, would provide an option, instead of placing tons in the export market, which will be critical given where pricing is at, and it’s a better economic equation to look at that. So, I think it’s really we’re focused as much on where we best optimize the placing of the tons given our ample capacity.

Sal Tharani:

The BlueScope DRI project was canceled. I’m just wondering, when you talk about DR pellets, are these for the existing plants which are either under construction or are already running in the US, or are you talking to the new clients who may be opting to go the DRI route?

Kelly Tompkins:

Yes, more focused on the going forward, and as you might guess, we’re not going to comment on any particular opportunity, but I think the common denominator with all of the folks that we could be talking to is that Cliffs will be the go-to iron ore supplier and the question is whether we have simply DR-grade pellet supply contract opportunities or whether if the investment return criteria is right, whether we might participate in a DRI through an equity JV, but those will be driven, most importantly, by capital allocation criteria and when the right option comes forward. But, certainly, we’re talking more forward looking, Sal, rather than current players that are out there.

Gary Halverson:

Yes, and I would just add to that, we are proceeding with our feasibility work on the conversion of our plant at North Shore, to be able to be in a position where-we want to make sure we’re in a lead position that people want to go to.

Sal Tharani:

Right, and one last one, if I may. In Canada, you know, until recently, the talk was that Phase 1 is not feasible without Phase 2. Are we going to not think about Phase 2 at all or is this just all the improvements you are doing is, in a way, that you’re thinking of Phase 1 as the ultimate level where you’re going to reach in terms of production and so forth?

Gary Halverson:

Yes, I’d describe Phase 1 as something we hadn’t not optimized yet, and all the optimization we put into Phase 1 one actually improves the economics and the ability to drive Phase 2 numbers even better. That’s both on the capitalization. Until we challenge people to improve what they have and understand the ore body, all those things that we gain on Phase 1 are totally transferable into the Phase 2 thought process. So, that’s how I’d tend to look at that.

Sal Tharani:

Okay, great. Thank you very much.

Operator:

Your next question comes from Tony Rizzuto from Cowen & Company. Your line is open.

Tony Rizzuto:

Thank you, and good morning, everyone. I just want to follow on in that similar line of questioning, if I could. So, just looking at Phase 1 longer-term, Gary, where do you think you can drive costs at Bloom Lake and what would be some of the bigger baskets there?

Gary Halverson:

Yes, I mean, we’re looking at, you know, in the ‘70s. For us, as I’ve described, the one big piece is on the order of $60 million. That translates into about a $10 a ton just by itself. A number of the other inputs that we’re still driving have the capability of another, let’s say, $5.00 a ton. That’s what we have in front of us right now to unlock. Obviously, the bigger ones, Tony, is how we look at the capitalization into Phase 2, and some of the elements there of-you know, we had a trans-shipper and a number of other elements that really get taken advantage of when you start unlocking the Phase 2 aspect of it, which we said we wanted to drive that through the partnership. So, there’s a lot more to take advantage of, it’s going to come in a sequence, and I’ve got the guys just focused on Phase 1, and the capital work we’re doing and the amount we’re spending is-you know, we’re achieving our goals that we laid out in front of us for this year.

Kelly Tompkins:

Yes, and, Tony, I might just add, from a commercial standpoint, you know, we continue to be impressed with the appetite for trial cargoes out of Bloom Lake, both in Europe and Japan, as customers are increasingly looking for that higher FE content product. So, again, I think commercial appetite will be there when the project and the cost profile and the capital all match up.

Tony Rizzuto:

Kelly, I think I heard you guys mention you had an $8.00 per ton premium for your grades. I think your grade is what at Bloom Lake, is 66%. Is that sustainable? Could we even see it maybe inch higher going forward, based on some of the conversations you’re having?

Kelly Tompkins:

Yes, Tony, actually, it was $9.00 in the quarter.

Tony Rizzuto:

Okay.

Kelly Tompkins:

But, yes, I mean, I think what you’re seeing, we’re clearly seeing the pressure, as we saw in APIO with the sub-62 grades. The 58-grade kind of product is where the supply demand equation is being aggregated, but the 58, you know, and the 66, that spread we think is going to continue. We think there’s a global degradation of quality out there and the Bloom product can be that sweetener, if you will, to optimize some of the blends to offset some of the lower grade stuff. So, in short, yes, we think that spread differential should continue.

Tony Rizzuto:

All right, great. I was very intrigued by the comments, Gary, that you were making on Australia and a lot of the things you’re doing there, pit optimization and stockpile management, going to a smaller lane haul road profile et cetera. In the past, you guys have talked about the potential opportunities to extend the reserve life there at relatively low cap ex. I’m just wondering can you bring us up to date with that status and what you see as some possible opportunities at low capital cost?

Gary Halverson:

We did extensive exploration drilling. As of the end of last year, we had six years of mine life at Koolyanobbing, and that’s still the case today. It does test the system in this $90 to $100 price environment, so our focus has really been on taking those numbers down and knocking the overheads on the head, which is going good. We’ve done a lot of drilling and we don’t see a lot of upside potential, given where we’re at today.

Tony Rizzuto:

Okay, and just one quick final question, if I may. North American coal, there’s been kind of a flurry of M&A activity going on. You’ve got your cost kind of right sized, maybe not a whole lot you can do from this point. The coal market is kind of that the bottom right now. But, is this the time maybe that’s little bit more amenable to possibly testing the waters?

Gary Halverson:

You know, as we continue to say, we believe our assets are great. We continue to push the cost curve down on what we control. We’re in the lower third in the domestic cost profile of producers. A lot of other producers are swimming in deep water. But, in terms of selling the assets at the low end of the commodity, and we’ve seen it-technically, it’s bottomed out and we’re seeing it lag on. We’ve seen, you know, 10 million to 16 million tons of announced product-17 million, I guess now, that is supposedly coming out of the market. I want to run that to the upside Tony. I don’t believe, you know, the-right now, there’s bottom feeding going on and fire sale-ing things is not-where we’re at today, I’d rather preserve the asset. That’s why we’re talking about Pinnacle idling. It’s worth more to us, we believe.

Tony Rizzuto:

I hear you, Gary. It’s certainly understood.

Gary Halverson:

Hey Tony, You can see what Severstal did recently with their coal acquisition, what they just recently sold versus what they bought it for, and you can see it’s a pretty low realized price.

Tony Rizzuto:

Right. Very good. Thank you very much, guys.

Gary Halverson:

Thanks, Tony.

Operator:

Your next question comes from Kuni Chen from UBS. Your line is open.

Kuni Chen:

I guess, Gary, just to start off, a quick question on Bloom Lake. You have your data room open and I guess you’re in a number of discussions this year, if you could just update us on how that process is going, and I think you had mentioned that you’d potentially look to make an announcement on what happens with Phase 2 by the end of this year, is that still the right timeframe?

Gary Halverson:

Yes, as you can appreciate, Kuni, it’s been a tough environment. With the huge drop in the iron ore seaborne pricing, it’s not helping us one bit, and then, obviously, with the shareholder activism creating uncertainty into the headwinds we already have, that doesn’t help us at all. So, we are having those discussions. We’re also not going to give things away. So, we’re focused on the Phase 1 improvements and it’s going to take what it takes to progress those things.

Kuni Chen:

Okay, understood. I guess, just moving on to the coal side of the equation, if you could talk about any severance or idling costs with Pinnacle, if that goes forward; and also talk about maybe how long to restart the mine and what met coal price you would need to bring it back. Then, just lastly, can you kind of contrast Pinnacle versus Oak Grove? These are both Longwall mines. Wouldn’t they be similar from a cost perspective? Why not idle that one, as well?

Terrance Paradie:

Kuni, this is Terry, let me cover the idling cost. We believe the idling cost will be between 40 million to 45 million on a full-year basis. So, you look at that and you’re looking at probably $10 million a quarter from an idle perspective. Then, from the standpoint of-the longer it sits idle, the more challenging and more costly it becomes, from the standpoint of restarting it out. So, that would be sort of the cost impact for a Pinnacle idle, and it would be pretty similar if we did something at Oak Grove, if we were to idle that facility, as well.

Gary Halverson:

Yes, just to comment. Pinnacle is setting some world records. On the one hand, we’re seeing impressive unit costs out of Pinnacle. The side that we’re having issues with is where that product gets placed. It’s got our lowest placement in terms of contracts. A lot of that material goes into Asia and that’s where we’re suffering both on shipping and the type of contracts we have. So, the opportunity for that is really to look at-and that’s why we talked about commercially how we can improve ourselves into the 2015 nominations. That’s one of the big drivers for this property.

Oak Grove-again, they’re both Longwall. Oak Grove has a better I call it quality product that has a higher percentage sell into our typical marketplace, and so it’s in a better spot, but we continue to look at both Oak Grove and Logan County. But every product we produce has different customer bases and it’s a bit of feeding those feed sources and then looking at, opportunistically, taking some better customer contracts going forward. Maybe, Kelly, you can … (cross talking).
Kelly Tompkins:

Yes, just quickly, from a commercial standpoint, if we proceed and idle Pinnacle, one of the things that we’re going to be looking at as we move into the fall customer nomination season, when we would start typically negotiating for 2015 contracts, we’ve got to see some constructive movement in terms of pricing. Now, we have seen a few domestic customers indicate that they may come out earlier than sort of normal to seek pricing for 2015, so we’re going to be looking at that closely, and, again, if we see enough constructive movement that, you know, we can net back to something that makes sense economically, then we would bring Pinnacle back up, if we idle it, but if we don’t see that constructive market condition, then a better use of the asset is to idle it.

Kuni Chen:

Okay, and then one last quick one, if I may. Just on the 24% of the coal that you have unpriced, if you could just speak to the type of grades they are.

Jessica Moran:

It’s all met.

Kuni Chen:

Kind of high-vol, is it low-vol?

Jessica Moran:

It’s a mixed bag … (cross talking).

Gary Halverson:

It’s a mix of both.

Kuni Chen:

Okay. Thanks.

Operator:

Your next question comes from Nathan Littlewood from Credit Suisse. Your line is open.

Nathan Littlewood:

Yes, hey, guys. Congratulations on a good set of operational numbers here. Shame about the iron price, but you can’t help that. Look, I was just curious in exploring these product pricing differentials a little bit more, and your comments on them. I was wondering if you could talk about the ability that you may have to sort of capitalize on that. Do you, for example, have the ability to actually increase the iron content of what you’re selling from Bloom Lake or the Asia-Pac business at all, and how are you thinking about the investments in capital or operating costs that that might require? Maybe in answering that question, you could also just touch on what is the current head grade going into the Bloom Lake plant, and also the mass recovery would be useful.

Gary Halverson:

Sure. I’ll comment briefly and then Kelly can chime in. But, you know, the grade on Bloom Lake, it’s running about 66% right now. We look at operational improvements. The trade-off is silica grades meeting our customer demand specs versus volume, and there’s always a trade-off to that pricing versus the volume recovery. Obviously, if you drop to a lower recovery or a lower grade, you can actually up your recovery, but you’ve got to be able to place and we do get that differential on the pricing side. The grade right now-I’d have to get to that number, I don’t have it right in front of me-it’s around 30%, but I’ll confirm and get a physical number to you, Nathan, later.

Kelly, do you want to … (cross talking).

Kelly Tompkins:

Yes, Nathan, as we’ve talked earlier, we sought $9.00 a ton in the second quarter and expect that $2.00 to $2.50 a ton, you know, per FE unit to continue, and as Gary said, particularly when you’re looking at Japanese steel mills, not only are the high FE content, but they’re also very focused on silica levels. But, to get that right spot, it’s- we can, I think, serve a real niche in the market. There’s obviously a lot of supply pressures out there, but our goal is to not be the largest supplier of any one of these Japanese mills, but be the complementary supplier of this sort of sweetener product. APIO is a whole different story. I mean, we’re seeing, as was noted earlier, the pressure out of other Pilbara suppliers and that 58-grade product is putting a lot of pressure. We’re still pricing off our 62 FE and then discounting off of that, but that’s going to continue to be a pretty tough slog given the supply/demand dynamics over there.

Nathan Littlewood:

Okay. I mean, I get the sort of market dynamics, what I’m more interested in is what you may or may not be doing to actually change your product specs. Are you, for example, looking at raising the iron content of what you sell out of either of these assets in order to sort of capitalize on what you know are pretty big spreads at the moment?

Gary Halverson:

Yes, the way the circuit is configured, we’re fixed on trying to optimize the tonnage throughput at 66% iron content, and, you know, that’s a top end for us. We’re improving on the overall recovery of that, but 66% is the high end, you start dropping off recovery rates pretty dramatically going above that. Then, the contaminant level of the silica in there, we’ve got to meet that spec, as well.

Kelly Tompkins:

And the capital requirements to eke out an incremental amount of additional FE probably wouldn’t make sense from a capital allocation standpoint.

Nathan Littlewood:

Okay, perfect. That’s exactly what I was after. Thank you. The other question I had was just on the US iron ore volumes. As you guys are probably aware, we look at sort of activities on the Great Lakes pretty closely, and when I benchmark your tonnages for the quarter against what the broader industry was doing, it’s quite clear that there was a drastic underperformance on the tonnages. You sort of underperformed the broader industry by sort of 1.2/2 million tons. Could you talk about what was driving that? Is that somehow a function of the sort of specific geography of the ports that you use and maybe the ice that was in those regions, or is there some sort of read-through their on the manner in which the lakers gets prioritized, and is it possible that some of the other iron ore producers perhaps had better access to ships then you did?

Kelly Tompkins:

No, I think we’ve got more than ample, you know, leverage, if you will, in terms of making sure our tons move. We work hand in hand with our customers during the-well, certainly the first quarter and well into the second quarter. But, again, our optimism in terms of shipping volumes for the balance of the year really build off of a very strong June and an equally strong July that would suggest, on a pro rata rate, we should be able to meet our shipping targets in terms of moving volume. So, I don’t think you could read much more than that into it.

Nathan Littlewood:

Okay. Just finally, with respect to Eastern Canada and US iron ore, there’s obviously been some pretty big differences recently between the sales or the shipped tonnages and also the production numbers. Could you just provide an update on where inventories currently sit at both of those assets, and looking forward, should we be expecting sort of inventories at each to be going up or down?

Terrance Paradie:

Nathan, it’s Terry. From an inventory standpoint, I think, other than the USIO business, we’re at a normal seasonalized level. As a result of only shipping for half the quarter, we’re probably up, you know, and where we’re shortfall on our volume, maybe 1.4 million tons of inventory at the USIO business. Other than that, I think everything is in a normal range.

Nathan Littlewood:

Okay, fantastic. Thank you very much.

Jessica Moran:

Michelle, we’ll take one more question.

Operator:

Okay, then, your final question comes from Aldo Mazzaferro from Macquarie. Your line is open.

Aldo Mazzaferro:

Hello? Can you hear me all right?

Gary Halverson:

Yes, I can hear you.

Aldo Mazzaferro:

I was just wondering, back to the issue on Casablanca, if you get less than a majority stake of them on the Board, is there a risk that you just end up in gridlock and nothing happens, or maybe you could just kind of detail what exactly is it that you would do? You say you don’t want to sell the assets. So, I’m just wondering what strategy you might pursue if you get to the point where iron ore prices don’t recover? Then, I had a second question on Bloom Lake, if I could.

Gary Halverson:

Yes, with Casablanca, I won’t speculate on specific results. However, like we said, if the shareholders are voting the WHITE card, Casablanca will get four seats and the dynamics of the Board will have changed, so the majority of the Board will all have been new, and it opens up, you know, a full and dynamic discussion on everything we do in these challenging times. So, we look forward to those dynamics being put out, to come up with the right values for driving the business forward for all shareholders.

Aldo Mazzaferro:

Okay, and if I could just ask quickly on Bloom Lake, too. I saw you reduced your cash cost pretty nicely year-to-year. Has there been any change in the cost to transport to the port, or what is that running, still 25 or so per ton, or is that a good ballpark estimate?

Gary Halverson:

The shipping, the rail contracts, a good rail contract that we have, and then the port structure of our shipping to Asia, I think that is a good number.

Terrance Paradie:

No, I think the mine to the port is probably in the $13 to $15 range, and then there’d be handling charges, but it’s a lot lower than the $25, and then the shipping costs from, you know, Port of Sept-Ȋles over to Asia is probably in the $25 to $30 range, depending what the market’s working on.

Aldo Mazzaferro:

Right. Thanks very much, and good luck.

Gary Halverson:

Thanks, Aldo.

Aldo Mazzaferro:

Okay.

Gary Halverson:

So, just thanks for that, but I’d like to thank everybody, and, really, just to conclude, our Board and management team are really focused on our plan and it really enables us to weather the current downturn and really emerge from this cycle as a stronger company. Really, the future of this company is really in the hands of all of our shareholders and I’d encourage all shareholders to vote the WHITE proxy card so we can continue our current momentum to protect and enhance those shareholder values over the long term.

So with that, thank you very much.

Jessica Moran:

Thanks, everybody.

Operator:

Thank you, everyone. This concludes today’s conference call. You may now disconnect.